Exhibit 99.1

SESA STERLITE LIMITED

(Formerly Known as Sesa Goa Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001

Phone No. +91-832 2460 600 Fax: +91-832 2460 690

website: www.sesasterlite.com email id: comp.sect@vedanta.co.in

NOTICE OF POSTAL BALLOT

(Pursuant to Section 110 of the Companies Act, 2013 read with the Companies

(Management and Administration) Rules, 2014)

Notice is hereby given pursuant to Section 110 of the Companies Act, 2013, as amended (the “Act”), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) (the “Rules”) to the members of Sesa Sterlite Limited (hereinafter referred to as the “Company”) to seek their approval by way of Postal Ballot for the proposals contained in the draft resolutions as given below:

1.	Approval to consider increase in borrowing limits of the Company u/s 180(1) (c) of the Companies Act, 2013;

2.	Approval to create charge / mortgage over the properties of the Company for the purpose of borrowing in terms of Section 180(1)(a) of the Companies Act, 2013;

3.	Approval for Private Placement of Non-Convertible Debentures (NCDs) or other Debt Securities;

4.	Approval for issuance of Securities up to INR 6,000 crores;

5.	Approval of Private Placement of Non-Convertible Debentures or other Debt Securities with warrants for up to INR 4,000 crores;

6.	Approval to consider increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees;

7.	Approval for re-appointment of Mr. Dindayal Jalan as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company; and

8.	Approval to consider revision in the remuneration of the Whole Time Directors of the Company

The resolutions and the Explanatory Statement pursuant to Section 102 of the Act, pertaining to the resolutions stating the material facts of the proposals and the reasons for which such resolutions are proposed, is annexed hereto, along with the Postal Ballot Form for your consideration.

The Board of Directors of the Company (the “Board”) at its meeting held on September 5, 2014, has appointed Advocate R. G. Ramani, as Scrutinizer for conducting the postal ballot (physical & e-voting) process in accordance with the law in a fair and transparent manner.

The Company in compliance with Clause 35B of the listing agreement executed with the stock exchanges (the “Stock Exchanges”) where the equity shares of the Company (the “Equity Shares) are listed, and the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Rules, is pleased to provide the members with the facility to exercise their right to vote on the matters included in the postal ballot by electronic means i.e. through e-voting services provided by M/s. Karvy Computershare Private Limited, Registrar and Share Transfer Agent (RTA). The e-voting period commences on Thursday, September 11, 2014 (9.00 a.m.) and ends on Friday, October 10, 2014 (5.30 p.m.). Please read carefully the instructions as printed in this Notice for e-voting.

Those members who do not have access to e-voting facility can send their assent (FOR) or dissent (AGAINST) in writing on the Postal Ballot Form attached herewith. Members are requested to carefully read the instructions printed on the Postal Ballot Form attached herewith and return the form duly completed and signed in the attached self-addressed, business reply envelope, so as to reach the Scrutinizer before the close of working hours (5.30 p.m. IST) on Friday, October 10, 2014. Please note that any postal ballot form(s) received after the said date will be treated as not received.

The Scrutinizer will be submitting his report to the Chairman or in his absence, any person authorized by him, after the completion of the scrutiny of the Postal Ballots (physical and e-voting). The results of the voting by postal ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Saturday, October 11, 2014 at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001. The results of the Postal Ballot will be posted on the Company’s website www.sesasterlite.com and Karvy Computershare e-voting website i.e. https://evoting.karvy.com besides communicating to the Stock Exchanges where the Equity Shares are listed. The results of the postal ballot shall also be announced through newspaper advertisement. The Scrutinizer’s report will also be posted on the Company’s website www.sesasterlite.com. The resolutions, if approved, will be taken as passed effectively on the date of declaration of results by the Chairman or any person authorized by him.

Members requiring any clarifications on e-voting may contact M/s. Karvy Computershare Private Limited on toll free number 1800 3454001 or by email einward.ris@karvy.com.

Proposed Resolutions

Item No. 1:	To consider increase in borrowing limits of the Company

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT subject to the provisions of Section 180 (1) (c) of the Companies Act, 2013 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”) and in supersession of all the earlier resolutions passed in this regard, the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution), be and are hereby authorized to borrow, as and when required, as it may think fit from, including without limitation, any bank, financial or other institution(s), mutual fund(s), non-resident Indian(s), foreign institutional investors, foreign portfolio investors and/or public financial institution as defined under Section 2 (72) of the Act and/ or any other persons, bodies corporate and/or eligible foreign lenders and/or any entity/entities and/or authority/ authorities, whether shareholders of the Company or not, through suppliers credit, any other securities or instruments, such as floating rate notes, fixed rate notes, syndicated loans, debentures, bonds, commercial papers, short term loans or any other instruments or other securities whether convertible or exchangeable into equity shares or preference shares of the Company and/or securities with or without detachable warrants with a right exercisable by the warrant holder(s) to convert or subscribe to equity shares or preference shares of the Company and/or through credit from official agencies and/or by way of commercial borrowings from the private sector window of multilateral financial institutions, either in Indian rupees or in such other foreign currencies as may be permitted by law from time to time, as may be deemed appropriate by the Board for an aggregate amount not exceeding INR 80,000 crores (Rupees Eighty Thousand Crores only) or the aggregate of the paid up capital and free reserves of the Company, whichever is higher.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to take such steps as may be necessary for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto, and to sign and to execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this resolution.”

Item No. 2:	To create charges on the movable and immovable properties of the Company, both present and future, in respect of borrowings.

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 180 (1) (a) of the Companies Act, 2013 and other applicable provisions, if any, of the Companies Act, 2013, and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the members of the Company hereby accord their consent to the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution), to create mortgage and/or charge in such form and manner and on such terms and at such times as the Board may deem fit, on all or any of the moveable and/or immovable assets of the Company, wherever situate, present and future, whether presently belonging to the Company or not and/or whole or any part of the Company in favour of the lenders, agents, trustees for securing the borrowings of the Company availed/to be availed by way of loans, hire purchase and/or lease (in foreign currency and/or in Indian currency) and securities (comprising of fully/partly convertible debentures and/or secured premium notes and/or floating rates notes/ bonds or other debt instruments) issued/to be issued by the Company from time to time, in one or more tranches, up to an aggregate limit of INR 80,000 crores (Rupees Eighty Thousand Crores only) together with interest as agreed, additional interest in case of default, accumulated interest, liquidated damages and commitment charges, all other costs, charges and expenses and all other monies payable by the Company in terms of respective loan agreement(s) or any other document entered / to be entered into between the Company and the lenders/agents/ investors and trustees in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors or any committees thereof and the lenders, agents or trustees.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to finalize the terms and conditions for creating the aforesaid mortgage and/or charge and to execute the documents and such other agreements and also to agree to any amendments thereto from time to time as it may think fit for the aforesaid purpose and to do all such acts, deeds, matters and things as may be necessary and expedient for giving effect to the above resolution.”

Item No. 3:	To consider private placement of Non-Convertible Debentures or other Debt Securities

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 42 and 71 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the Foreign Exchange Management Act, 1999, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992, the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008, as amended and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (“ICDR Regulations”) (including any statutory amendments, modifications or re-enactments thereof for the time being in force) or any other regulatory authority, whether in India or abroad, and in accordance with the Memorandum of Association and the Articles of Association of the Company and the listing agreements entered into with the stock exchanges (the “Stock Exchanges”) where the equity shares of the Company (the “Equity Shares”) or other securities of the Company are listed and subject to such approvals, consents, permissions and sanctions as might be required from any regulatory authority and subject to such conditions as may be prescribed by such regulatory authority while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may accept, the Board be and is hereby authorized on behalf of the Company to make offer(s) or invitation(s) to subscribe to secured/ unsecured/ redeemable non-convertible debentures, denominated in Indian rupees or any foreign currency (“NCDs”), including but not limited to subordinated debentures, bonds, and/or other debt securities, etc., on a private placement basis, in one or more tranches, during the period of one year from the date of passing of the Special Resolution by the shareholders, within the overall borrowing limits of the Company, as may be approved by the shareholders from time to time.”

“RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to determine the terms of issue including the class of investors to whom the NCDs are to be issued, time, securities to be offered, the number of NCDs, tranches, issue price, tenor, interest rate, premium/ discount, listing and to do all such acts and things and deal with all such matters and take all such steps as may be necessary and to sign and execute any deeds/ documents/ undertakings/ agreements/ papers/ writings, as may be required in this regard.”

Item No. 4:	To consider issuance of Securities upto INR 6,000 crores

To consider and if thought fit, to pass with or without modification(s), as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 41, 42, 62, 71 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the Foreign Exchange Management Act, 1999, as amended including the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000 and the rules framed thereunder and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992, the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008, as amended and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (“ICDR Regulations”) (including any statutory amendments, modifications or re-enactments thereof for the time being in force) or any other regulatory authority, whether in India or abroad, and in accordance with the Memorandum of Association and the Articles of Association of the Company and the listing agreements entered into with the stock exchanges (the “Stock Exchanges”) where the equity shares of the Company (the “Equity Shares”) or other securities of the Company are listed and subject to such approvals, consents, permissions and sanctions as might be required from any regulatory authority and subject to such conditions as may be prescribed by such regulatory authority while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may accept, the Board be and is hereby authorized on behalf of the Company to create, issue, offer and allot, (including with provisions for reservation on firm and/or competitive basis, of such part of issue and for such categories of persons as may be permitted), in the course of one or more public offerings or private placements in the domestic and/or one or more international market(s), with or without an over-allotment option, by way of issuance of convertible securities including Foreign Currency Convertible Bonds (“FCCBs”) which may be convertible into Equity Shares or American Depository Receipts (‘ADRs’) or Global Depository Receipts (‘GDRs’) or exchangeable securities including Foreign Currency Exchangeable Bonds (“FCEBs”) which may be exchangeable with Equity Shares or ADRs or GDRs, fully convertible debentures, partly convertible debentures, and / or any security convertible into or exchangeable with Equity Shares with or without voting / special rights (to the extent permissible under applicable laws) and/ or securities linked to Equity Shares and / or preference shares and / or securities with or without detachable warrants with the right exercisable by the warrant holder to convert or subscribe to Equity Shares as may be required by applicable law, each of which may be cumulative/ redeemable/ convertible or exchangeable at the option of the Company and/or the option of the holders of such securities in accordance with applicable laws, and which may be denominated in Indian rupees or any foreign currency (all of which are hereinafter collectively referred to as the “Securities”) or any combination of Securities, to eligible investors (whether residents and/or non-residents and/or institutions/ banks and/or incorporated bodies, mutual funds, venture capital funds and Indian and/or multi-lateral financial institutions and/or individuals and/or trustees and/or stabilizing agents or otherwise, including Qualified Institutional Buyers (“QIBs”) through qualified institutions placement under Chapter VIII (Qualified Institutions Placement) of the ICDR Regulations and whether or not such investors are members of the Company), through an invitation to offer or letter of offer or circular or prospectus, and/or as a public offer or on private placement basis, such issue and allotment to be made at such time/times, in one or more tranches, for cash, at such price or prices, in such manner and where necessary, in consultation with the lead managers and/or other advisors or otherwise, on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue of Securities; provided that the total amount raised through the issuance of such Securities does not exceed INR 6,000 crores (Rupees Six Thousand Crores only) (including premium, if any) or its equivalent in one or more currencies, including issue at such discount as may be permitted under applicable law including the ICDR Regulations or premium to market price(s) in terms of applicable regulations at the Board’s discretion and that the Board be and is hereby authorized to finalize all such terms and conditions and the matters incidental thereto as it may in its absolute discretion think fit in accordance with all applicable laws, rules and regulations for the time being in force in this regard (the “Issue”).”

“RESOLVED FURTHER THAT the relevant date for determination of the issue price of the Securities offered in the Issue, shall be determined in accordance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, and other respective applicable guidelines, rules, regulations or directions, if any, of the appropriate governmental authorities.”

“RESOLVED FURTHER THAT in case of a qualified institutions placement pursuant to Chapter VIII of the ICDR Regulations, the allotment of Securities (or any combination of the Securities as decided by the Board) shall only be to QIBs as defined in the ICDR Regulations in the manner determined by the Board considering applicable regulations. The allotment of such Securities or combination of such Securities shall be completed within 12 months from the date of this resolution or such other time as may be allowed under the ICDR Regulations from time to time at such price being not less than the price determined in accordance with the pricing formula provided under Chapter VIII of the ICDR Regulations as may be amended from time to time. The Company may, in accordance with applicable law, also offer a discount on the Securities of not more than 5% or such other percentage as permitted under applicable law on the price calculated in accordance with the pricing formula provided under the ICDR Regulations.”

“RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid Issue of the Securities may have all or any terms or conditions or combination of terms in accordance with applicable regulations, prevalent market practices, including but not limited to terms and conditions relating to payment of interest, dividend, discount, prepayment, any other debt service payments, premium on redemption at the option of the Company and /or holders of any Securities, or for variation of the price or period of conversion or exchange of the Securities into Equity Shares during the period of the Securities or terms pertaining to voting rights or option(s) for early redemption of the Securities.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion or exchange of any Securities referred to above or as may be necessary in accordance with the terms of the offer, and all such Equity Shares shall rank pari passu inter se and with the then existing issued Equity Shares of the Company in all respects, subject to the provisions of the Memorandum of Association and Articles of Association of the Company and applicable laws and regulations including any rules and regulations of any of the Stock Exchanges.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to enter into any arrangement with any agency or body for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the domestic and/or international practice and regulations, and under the norms and practices prevalent in securities markets in overseas jurisdictions.”

“RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board, where required in consultation with the merchant banker(s) and / or other advisor(s), be and is hereby authorized to determine the form, terms, and timing of the issue(s) / offering(s), including the selection of mode of issuance of Securities and nature / type of investor to whom Securities are to be offered, issued, and allotted, the issue price, face value and the number of Securities / Equity Shares to be allotted upon conversion or exchange of the convertible instruments including warrants, the price and premium on conversion or exchange of the convertible instruments including warrants, the rate of interest, period of such conversion or exchange, listing of the Securities on concerned stock exchanges and matters relating thereto, as the Board may decide, in its sole and absolute discretion.”

“RESOLVED FURTHER THAT for the purpose of giving effect to any offer, issue or allotment of the Equity Shares or the Securities or instruments representing or exchangeable or convertible into the same, as described above, the Board be and is hereby authorized on behalf of the Company, to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including without limitation, entering into arrangements for appointment of agencies for managing, underwriting, marketing, listing, trading of Securities issued, such as the depository, custodian, registrar, stabilizing agent, paying and conversion agent, trustee and to issue any offer document(s), including but not limited to the preliminary and final offering documents and sign all deeds, documents and writings, to issue bid and / or application forms and confirmations of allotment and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) as it may, in its absolute discretion, deem fit including obtaining consent of the lenders of the Company, if so required and giving undertakings, declarations, affidavits, certificates and consents to authorities as may be required.”

“RESOLVED FURTHER THAT for the purpose of giving effect to any offer, issue or allotment of the Equity Shares or Securities or instruments representing or exchangeable or convertible into the same, as described above, the Board be and is hereby authorized on behalf of the Company to seek listing of any or all of such Securities on one or more stock exchanges in India or outside India, if deemed appropriate by it.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred, to any Committee of Directors or any one or more Directors of the Company with power to delegate to any Officers of the Company, including for the filing of any preliminary or final offering documents with authorities and stock exchanges as required, entering into and/or affixing the Common Seal of the Company on agreements/ documents, arranging delivery and execution of contracts, deeds, agreements and instruments and opening bank accounts and demat accounts in connection with the Securities.”

Item No. 5:	To consider private placement of Non-Convertible Debentures or other Debt Securities with warrants for up to INR 4,000 crores

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 42 and 71 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the Foreign Exchange Management Act, 1999, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992, the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008, as amended and the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended (“ICDR Regulations”) (including any statutory amendments, modifications or re-enactments thereof for the time being in force) or any other regulatory authority, whether in India or abroad, and in accordance with the Memorandum of Association and the Articles of Association of the Company and the listing agreements entered into with the stock exchanges (the “Stock Exchanges”) where the equity shares of the Company (the “Equity Shares”) or other securities of the Company are listed and subject to such approvals, consents, permissions and sanctions as might be required from any regulatory authority and subject to such conditions as may be prescribed by such regulatory authority while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may accept, the Board be and is hereby authorized on behalf of the Company to create, issue, offer and allot, (including with provisions for reservation on firm and/or competitive basis, of such part of issue and for such categories of persons as may be permitted), in the course of one or more private placements in the domestic and/or one or more international market(s), with or without an over-allotment option, secured/unsecured/redeemable non-convertible debentures with warrants and / or any security convertible into or exchangeable with Equity Shares with or without voting / special rights (to the extent permissible under applicable laws) and/ or securities linked to Equity Shares and / or preference shares and / or securities with or without detachable warrants with the right exercisable by the warrant holder to convert or subscribe to Equity Shares as may be required by applicable law, each of which may be cumulative/ redeemable/ convertible or exchangeable at the option of the Company and/or the option of the holders of such securities in accordance with applicable laws, and which may be denominated in Indian rupees or any foreign currency (all of which are hereinafter collectively referred to as the “Placement Securities”) or any combination of the Placement Securities, to eligible investors (whether residents and/or non-residents and/or institutions/ banks and/or incorporated bodies, mutual funds, venture capital funds and Indian and/or multi-lateral financial institutions and/or individuals and/or trustees and/or stabilizing agents or otherwise, including Qualified Institutional Buyers (“QIBs”) through qualified institutions placement under Chapter VIII (Qualified Institutions Placement) of the ICDR Regulations and whether or not such investors are members of the Company), through an invitation to offer or letter of offer or circular or prospectus, on private placement basis, such issue and allotment to be made at such time/times, in one or more tranches, for cash, at such price or prices, in such manner and where necessary, in consultation with the lead managers and/or other advisors or otherwise, on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue of the Placement Securities; provided that the total amount raised through the issuance of such Securities does not exceed INR 4,000 crores (Rupees Four Thousand Crores only) (including premium, if any) or its equivalent in one or more currencies and that the Board be and is hereby authorized to finalize all such terms and conditions and the matters incidental thereto as it may in its absolute discretion think fit in accordance with all applicable laws, rules and regulations for the time being in force in this regard (the “Private Placement”).”

“RESOLVED FURTHER THAT in case of a qualified institutions placement of the Placement Securities pursuant to Chapter VIII of the ICDR Regulations, the allotment of the Placement Securities (or any combination of the Placement Securities as decided by the Board) shall only be to QIBs as defined in the ICDR Regulations in the manner determined by the Board considering applicable regulations. The allotment of such Placement Securities or combination of such Placement Securities shall be completed within 12 months from the date of this resolution or such other time as may be allowed under the ICDR Regulations from time to time at such price being not less than the price determined in accordance with the pricing formula provided under Chapter VIII of the ICDR Regulations as may be amended from time to time.”

“RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid Private Placement of the Placement Securities may have all or any terms or conditions or combination of terms in accordance with applicable regulations, prevalent market practices, including but not limited to terms and conditions relating to payment of interest, dividend, discount, prepayment, any other debt service payments, premium on redemption at the option of the Company and /or holders of any Placement Securities, or for variation of the price or period of conversion or exchange of the Securities into Equity Shares during the period of the Securities or terms pertaining to voting rights or option(s) for early redemption of the Placement Securities.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion or exchange of any Placement Securities referred to above or as may be necessary in accordance with the terms of the offer, and all such Equity Shares shall rank pari passu inter se and with the then existing issued Equity Shares of the Company in all respects, subject to the provisions of the Memorandum of Association and Articles of Association of the Company and applicable laws and regulations including any rules and regulations of any of the Stock Exchanges.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to enter into any arrangement with any agency or body for the issue of the Placement Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the domestic and/or international practice and regulations, and under the norms and practices prevalent in securities markets in overseas jurisdictions.”

“RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board, where required in consultation with the merchant banker(s) and / or other advisor(s), be and is hereby authorized to determine the form, terms, and timing of the issue(s) / offering(s), including the selection of mode of issuance of the Placement Securities and nature / type of investor to whom Placement Securities are to be offered, issued, and allotted, the issue price, face value and the number of Placement Securities / Equity Shares to be allotted upon conversion or exchange of the convertible instruments including warrants, the price and premium on conversion or exchange of the convertible instruments including warrants, the rate of interest, period of such conversion or exchange, listing of the Placement Securities on concerned stock exchanges and matters relating thereto, as the Board may decide, in its sole and absolute discretion.”

“RESOLVED FURTHER THAT for the purpose of giving effect to any private placement, offer, issue or allotment of the Equity Shares or the Placement Securities or instruments representing or exchangeable or convertible into the same, as described above, the Board be and is hereby authorized on behalf of the Company, to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including without limitation, entering into arrangements for appointment of agencies for managing, underwriting, marketing, listing, trading of the Placement Securities issued, such as the depository, custodian, registrar, stabilizing agent, paying and conversion agent, trustee and to issue any offer document(s), including but not limited to the preliminary and final offering documents and sign all deeds, documents and writings, to issue bid and / or application forms and confirmations of allotment and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) as it may, in its absolute discretion, deem fit including obtaining consent of the lenders of the Company, if so required and giving undertakings, declarations, affidavits, certificates and consents to authorities as may be required.”

“RESOLVED FURTHER THAT for the purpose of giving effect to any private placement, offer, issue or allotment of the Equity Shares or Placement Securities or instruments representing or exchangeable or convertible into the same, as described above, the Board be and is hereby authorized on behalf of the Company to seek listing of any or all of such Placement Securities on one or more stock exchanges in India or outside India, if deemed appropriate by it.”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred, to any Committee of Directors or any one or more Directors of the Company with power to delegate to any Officers of the Company, including for the filing of any preliminary or final offering documents with authorities and stock exchanges as required, entering into and/or affixing the Common Seal of the Company on agreements/ documents, arranging delivery and execution of contracts, deeds, agreements and instruments and opening bank accounts and demat accounts in connection with the Placement Securities.”

Item No. 6:	To consider Increase in limits u/s 186 of the Companies Act 2013 for Inter-Corporate Loans, Investments and Guarantees

To consider and if thought fit, to pass with or without modification(s), as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 186 of the Companies Act, 2013, and other applicable provision, if any, of the Companies Act, 2013 as amended and the rules made thereunder, including any statutory modifications or re-enactments thereof for the time being in force (the “Act”), the Board of Directors of the Company (hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) be and is hereby authorized to agree to at its discretion to (i) make loan(s) and/or (ii) give any guarantee(s)/provide any security(ies) in connection with loan(s) made to and / or (iii) make investments by way of subscription, purchase or otherwise of shares, debentures and/or any other securities, of any other person or body corporates, whether Indian or overseas, which the Board may, in their absolute discretion, deem beneficial and in the interest of the Company, in excess of 60% of the paid up share capital, free reserves and securities premium account of the Company or 100% of free reserves and securities premium account of the Company, whichever is more, as prescribed under Section 186 of the Act from time to time, in one or more tranches, provided that the aggregate amount of loans, guarantees and security granted and acquisitions made by the Company shall not at any time exceed the limit of INR 60,000 crores (Rupees Sixty Thousand Crores only).”

“RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred, to any Committee of Directors or any one or more Directors of the Company with power to delegate to any Officers of the Company to discuss, negotiate and finalize the terms and conditions of the proposed loans, inter-corporate loans, investment, lending or giving guarantees or security(ies) and / or making acquisitions which they may deem fit in the interests of the Company and to do and perform all such acts, deeds, matters and things, as may be necessary or expedient in this regard and to exercise all the rights and powers which would vest in the Company in pursuance of such loans, investment, lending or giving guarantees or security(ies) and/or making acquisitions.”

Item No. 7:	To consider re-appointment of Mr. Dindayal Jalan as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company for the period October 1, 2014 to September 30, 2016.

To consider and if thought fit, to pass with or without modification(s), as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 196, 197, 203 and Schedule V and all other applicable provisions, if any, of the Companies Act, 2013 read with Companies (Appointment and Remuneration of Managerial Personnel) Rules 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), the Company hereby accords its approval to the re-appointment of Mr. Dindayal Jalan (DIN 00006882) as Wholetime Director & Chief Financial Officer (CFO) of the Company from October 1, 2014 to September 30, 2016 on the terms and conditions including remuneration as set in the Explanatory Statement to the Notice with authority to the Board of Directors and the Nomination & Remuneration Committee to vary or increase the remuneration and perquisites payable or to be provided to Mr. Dindayal Jalan, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter and vary the terms and conditions of the agreement entered into by the Company with Mr. Dindayal Jalan, as may be agreed between the Board of Directors and Mr. Dindayal Jalan.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Dindayal Jalan remuneration by way of salary and perquisites as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution.”

Item No. 8:	Revision in the remuneration of the Whole Time Directors of the Company

To consider and if thought fit, to pass with or without modification(s), as Special Resolution:

RESOLVED THAT in modification to the earlier special resolution passed by the shareholders of the Company through postal ballot dated January 21, 2014 and 49th Annual General Meeting held on July 11, 2014 and subject to the provisions of Sections 196, 197, 203, Schedule-V and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modifications or re-enactments thereof for the time being in force), the consent of the shareholders is hereby accorded to consider performance pay upto a maximum of 150% (hundred and fifty percent) of the ‘total remuneration’ and stock options upto a maximum of 150% (hundred and fifty percent) of the ‘total remuneration’ as part of remuneration of the following Whole Time Directors of the Company viz., Mr. Navin Agarwal, Mr. Tarun Jain, Mr. Thomas Albanese and Mr. Dindayal Jalan for their respective tenures. The ‘total remuneration’ referred above with respect to the Whole-Time Directors, will be remuneration excluding the performance pay and stock options.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay the remuneration by way of salary and perquisites as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration within the limits stipulated in the Companies Act, 2013.”

Place: Mumbai	By Order of the Board of Directors

Dated: September 05, 2014

Rajiv Choubey Company Secretary & AVP-Legal

Registered Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa – 403 001

NOTES:

1.	The Statement pursuant to Section 102 of the Companies Act, 2013 setting out material facts concerning each proposed resolution is annexed thereto.

2.	The Postal Ballot Notice is been sent (by post or e-mail) to all the members of the Company whose name appear on the Register of Members / List of Beneficial owners from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, August 29, 2014. Postal Ballot Notice is also being sent to all directors and auditors of the Company.

3.	Mr. R.G. Ramani has been appointed as the Scrutinizer to scrutinize the postal ballot (physical and e-voting) process in a fair and transparent manner.

4.	As per Section 110 of the Act, read with the Companies (Management and Administration) Rules, 2014, Notice of Postal Ballot may be served on the Members through electronic means. Members who have registered their e-mail IDs with depositories or with the Company are being sent this Notice of Postal Ballot by e-mail and the members who have not registered their e-mail IDs will receive Notice of Postal Ballot along with physical Postal Ballot Form through post/courier. Members who have received Postal Ballot Notice by e-mail and who wish to vote through physical Postal Ballot Form may indicate their option to receive the physical Postal Ballot Form from the Company by clicking on the box provided in the e-mail or alternatively download the Postal Ballot Form from the link www.evoting.karvy.com or from the ‘Investors’ section on the Company’s website www.sesasterlite.com.

5.	Voting through electronic means

i)	In compliance with provisions of Section 108 of the Companies Act, 2013 and Rules made thereunder and Clause 35B of the listing agreement executed with the stock exchanges where the equity shares of the Company are listed, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-voting services provided by M/s Karvy Computershare Private Limited (Karvy).

ii)	Members are informed that e-voting is optional and that they can opt for only one mode of voting i.e., either by physical postal ballot forms or e-voting. If the member opts for e-voting then they do not cast their vote through postal ballot form. If in case a member casts vote through postal ballot form and e-voting, then the e-voting cast of vote shall be considered valid, notwithstanding whichever option is exercised first.

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your Folio/DP Client ID will be your User-ID.

User-ID

For Members holding shares in Demat Form:-

a)      For NSDL:- 8 Character DP ID followed by 8 Digits Client ID

b)      For CDSL:- 16 digits beneficiary ID

For Members holding shares in Physical Form:-

•       Event no. followed by Folio Number registered with the company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Members can cast their vote online from Thursday, September 11, 2014 (9.00 a.m.) to Friday, October 10, 2014 (5.30 p.m.)

iv)	After entering these details appropriately, click on “LOGIN”.

v)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vi)	You need to login again with the new credentials.

vii)	On successful login, system will prompt to select the ‘Event’ i.e., ‘Company Name’.

viii)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any company, then your existing login id and password are to be used.

ix)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’

x)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

xi)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizersslt@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.

6.	Relevant documents referred in the Notice are open for inspection by the Members at the Registered Office of the Company on all working days, except Saturday and Sunday between 10.00 am to 5.00 pm upto Friday, October 10, 2014.

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013

Item No. 1 & 2

The Shareholders of the Company by way of special resolution passed by Postal Ballot on January 21, 2014 had authorized the Board of Directors for raising both domestic and foreign currency borrowings through loans, credits etc. upto a limit of INR 60,000 crores (including Public Deposits but excluding temporary loans obtained from the Company’s bankers in the ordinary course of business).

With a view to meet the funds requirements of all the divisions (Iron Ore, Iron making, copper, aluminium production and commercial power generation) of the Company for both short term as well as long term and to meet fund requirements for repayment of the existing domestic and foreign currency debts, proposed capital expenditure of the group including subsidiary/associate companies of the Company, its buy out of the balance stake of Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Ltd (BALCO) and for general corporate purposes, the Company may require to borrow from time to time by way of loans and/or issue of Bonds, Debentures or other securities and the existing approved limit may likely to be exhausted in near future and it is therefore recommended to enhance the borrowing limits of the Company upto INR 80,000 Crores (Rupees Eighty Thousand Crores Only).

As per the provisions of Section 180(1)(c) of the Companies Act 2013, provide that the Board of Directors of a Company shall exercise the powers to borrow money, where the money to be borrowed, together with the money already borrowed by the company will exceed aggregate of its paid-up share capital and free reserves, apart from temporary loans obtained from the company’s bankers in the ordinary course of business only with the consent of the company by a special resolution.

Accordingly it is proposed to seek the approval of the shareholders to the borrowing limits of INR 80,000 Crores (apart from temporary loans obtained from company’s bankers in the ordinary course of business) for both domestic and foreign currency borrowings under section 110/180(1)(c) of the Companies Act, 2013 by way of a Special Resolution.

In furtherance to the Resolution No. 3, 4 and 5 of this notice, the Borrowing / Securities issued, if necessary, be secured by way of mortgage/ charge over all or any part of the movable and/or immovable assets of the Company as may be finalized by the Board of Directors in consultation with securities holders / Trustees in favour of securities holder / Trustees for the holders of the Securities. As per provisions of Section 180 (1) (a) of the Companies Act 2013, the mortgage or charge on all or any part of the movable and/or immovable properties of the Company, may be deemed as the disposal of the whole, or substantially the whole, of the undertaking of the Company and hence, requires approval from the shareholders of the Company. Further, as the documents to be executed between the securities holders / Trustees for the holders of the Securities and the Company may contain the power to take over the management of the Company in certain events of default, enabling approval is also sought under relevant provisions of the Companies Act, 2013.

Accordingly, it is proposed to pass an enabling resolution authorizing the Board to create charge on the assets of the Company for a value not exceeding INR 80,000 Crores (Rupees Eighty Thousand Crores Only).

None of the Directors, Managers, Key Managerial Personnel of the Company and their relatives are, in any way, concerned or interested in the said resolutions either financially or otherwise, except to the extent of their equity holding in the Company.

The Board of Directors of your Company recommends the Special Resolutions as set out in Item No. 1 & 2 in the accompanied notice for approval of the Shareholders through postal ballot.

Item No. 3

The Company plans to raise long term resources, inter alia, to meet fund requirements for repayment of the existing domestic and foreign currency debts, proposed capital expenditure of the group including subsidiary/associate companies of the Company, buy out of balance stake of Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Ltd. (BALCO) and for general corporate purposes. As the funding requirements would depend on various factors, it is considered expedient by the Board of Directors to obtain shareholders’ consents.

Pursuant to the provisions of Sections 42 and 71 of the Act and its rules thereunder, a company offering or making an invitation to subscribe to redeemable secured/ unsecured non-convertible debentures (NCDs) on a private placement basis is required to obtain the prior approval of the shareholders by way of a Special Resolution. Such approval by a Special Resolution can be obtained once a year for all the offers and invitations for such NCDs to be made during the year. NCDs including subordinated debentures, bonds, etc., issued on a private placement basis constitute a significant source of borrowings for the Company.

It is proposed to offer or invite subscriptions for the NCDs including subordinated debentures, bonds, and/or other debt securities, etc., on private placement basis, in one or more tranches, during the period of one year from the date of passing of the Special Resolution by the shareholders, within the overall borrowing limits of the Company, as may be approved by the shareholders from time to time, with authority to the Board to determine the terms and conditions, including the issue price of the NCDs, interest, repayment, security or otherwise, as it may deem expedient and to do all such acts, deeds, matters and things in connection therewith and incidental thereto as the Board in its absolute discretion deems fit, without being required to seek any further consent or approval of the shareholders or otherwise to the end and that they shall be deemed to have given their approval thereto expressly by the authority of the resolution. The pricing for the NCDs which may be issued by the Company on the basis of this resolution will be done by the Board or a committee thereof in accordance with applicable law including the ICDR Regulations and foreign exchange regulations as may be applicable, after due consideration of prevailing market conditions.

Accordingly, the approval of the shareholders is being sought by way of a Special Resolution under Sections 42 and 71 and other applicable provisions, if any of the Act and its rules thereunder as set out in Item No. 3 appended to this Notice.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 3 of the accompanying Notice for the approval of the shareholders.

None of the Directors, Managers, Key Managerial Personnel and their relatives are, in any way concerned or interested in the said resolution, except to the extent of their equity holdings in the Company.

Item No. 4

The Company plans to raise long term resources, inter alia, to meet fund requirements for repayment of the existing domestic and foreign currency debts, proposed capital expenditure of the group including subsidiary/associate companies of the Company, buy out of balance stake of Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Ltd. (BALCO), and for general corporate purposes. One of the purposes of raising funds is to refinance existing borrowings at lower cost resulting in reduction in interest cost and hence is beneficial to the Company and shareholders interest. As the funding requirements would depend on various factors, it is considered expedient by the Board of Directors to obtain shareholders’ consents.

The Shareholders approval is being sought by the Special Resolution for Item No. 4 for an enabling authority in favour of the Board of Directors to create, issue, offer and allot, in the course of one or more offerings in domestic and/or one or more international market(s), by way of Foreign Currency Convertible Bonds (‘FCCBs’), which may be convertible into equity shares or ADRs or GDRs or exchangeable securities including Foreign Currency Exchangeable Bonds (“FCEBs”) which may be exchangeable with Equity Shares or ADRs or GDRs, fully convertible debentures, partly convertible debentures and / or any security convertible into or exchangeable with Equity Shares with or without voting / special rights (to the extent permissible under applicable laws) and/ or securities linked to Equity Shares and / or preference shares and / or securities with or without detachable warrants with the right exercisable by the warrant holder to convert or subscribe to Equity Shares as may be required by applicable law, each of which may be cumulative/ redeemable/ convertible or exchangeable at the option of the Company and/or the option of the holders of such securities in accordance with applicable laws, and which may be denominated in Indian rupees or any foreign currency (all of which are hereinafter collectively referred to as the “Securities”) or any combination of Securities, to eligible investors through an invitation to offer or letter of offer or circular or prospectus, and/or as a public offer or on private placement basis, such issue and allotment to be made at such time/times, for cash on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue of Securities.

Pursuant to the above, the Board (wherever permitted, including any Committee) may, in one or more tranches, issue or allot equity shares / fully convertible debentures / partly convertible debentures / any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board, provided that the total amount raised through the issue of such Securities does not exceed INR 6,000 crores (Rupees Six Thousand Crores only) (including premium, if any) or its equivalent in one or more currencies.

Issuance of security would be in accordance with the provisions of applicable laws including Companies Act 2013, Foreign Exchange Management Act, 1999, as amended and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, the Securities Contracts (Regulation) Act, 1956 and the Securities and Exchange Board of India Act, 1992, the rules, regulations, guidelines, notifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including ICDR Regulations or any other competent authority.

In terms of Sections 41, 42, 62(1) (c) read with Section 71 of the Act, a company making an allotment of its securities to persons other than the existing shareholders of the Company or to employees under an employees’ stock option scheme is required to obtain the approval of the members by way of a Special Resolution for each offer or invitation.

It is proposed to obtain approval of the members under Sections 41, 42, 62, 71 and other applicable provisions, if any, of the Act, read together with the Rules made thereunder (to the extent applicable), to enable the Company to make a public offering or a private placement of debt securities (convertible into equity shares, ADRs or GDRs) in the international and/or domestic capital markets, in one or more tranches within such limit as set out in the Resolution at Item No. 4 of the Notice. The pricing for any instrument which may be issued by the Company on the basis of this Resolution will be done by the Board or a committee thereof in accordance with applicable law including SEBI (ICDR) Regulations and foreign exchange regulations as may be applicable, including at a discount to the market price of the Equity Shares after due consideration of prevailing market conditions.

None of the Directors, Managers and Key Managerial Personnel of the Company or their respective relatives are concerned or interested in the Resolution mentioned at Item No. 4 of the Notice.

The Board recommends the resolution at Item No. 4 of the Notice for approval of the shareholders through Postal Ballot.

Item No. 5

The Company plans to raise long term resources, inter alia, to meet fund requirements for repayment of the existing domestic and foreign currency debts, proposed capital expenditure of the group including subsidiary/associate companies of the Company, buy out of balance stake of Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Ltd. (BALCO), and for general corporate purposes. One of the purposes of raising funds is to refinance existing borrowings at lower cost resulting in reduction in interest cost and hence is beneficial to the Company and shareholders interest. As the funding requirements would depend on various factors, it is considered expedient by the Board of Directors to obtain shareholders’ consents.

The shareholders’ approval is also being sought by the Special Resolution at Item No. 5 for an enabling authority in favour of the Board of Directors to create, issue, offer and allot, in the course of one or more private placements in the domestic and/or one or more international market(s), with or without an over-allotment option, by way of issuance of secured/unsecured/redeemable non-convertible debentures with warrants and / or any security convertible into or exchangeable with Equity Shares with or without voting / special rights (to the extent permissible under applicable laws) and/ or securities linked to Equity Shares and / or preference shares and / or securities with or without detachable warrants with the right exercisable by the warrant holder to convert or subscribe to Equity Shares as may be required by applicable law, each of which may be cumulative/ redeemable/ convertible or exchangeable at the option of the Company and/or the option of the holders of such securities in accordance with applicable laws, and which may be denominated in Indian rupees or any foreign currency (all of which are hereinafter collectively referred to as the “Placement Securities”) or any combination of the Placement Securities to eligible investors through an invitation to offer or letter of offer or circular or prospectus, on private placement basis, such issue and allotment to be made at such time/times, for cash on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue of the Placement Securities.

Pursuant to the above, the Board may, in one or more tranches, issue or allot Placement Securities on such date as may be determined by the Board, provided that the total amount raised through the issue of such Placement Securities does not exceed INR 4,000 crores (Rupees Four Thousand Crores only) (including premium, if any) or its equivalent in one or more currencies.

Issuance of security would be in accordance with the provisions of applicable laws including Companies Act 2013, Foreign Exchange Management Act, 1999, as amended, the Securities Contracts (Regulation) Act, 1956 and the Securities and Exchange Board of India Act, 1992, the rules, regulations, guidelines, clarifications, notifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, including ICDR Regulations or any other regulatory authority.

In accordance with relevant rules under the Act, the Company is permitted to make all offers and invitation to offer for issue of non-convertible debentures on private placement basis in a particular year on the basis of a single special resolution which has been approved by the shareholders in that year.

It is proposed to obtain approval of the members under Sections 42 and 71 and other applicable provisions, if any, of the Act, read together with the rules made thereunder (to the extent applicable), to enable the Company to make a private placement of non convertible debentures with or without warrants in the international and/or domestic capital markets, in one or more tranches within such limit as set out in the resolution at Item No. 5 of the Notice. The pricing for any instrument which may be issued by the Company on the basis of this resolution will be done by the Board or a committee thereof in accordance with applicable law including the ICDR Regulations and foreign exchange regulations as may be applicable, after due consideration of prevailing market conditions.

None of the Directors, Managers and Key Managerial Personnel of the Company or their respective relatives are concerned or interested in the resolution mentioned at Item No. 5 of the Notice.

The Board recommends the resolution at Item No. 5 of the Notice for approval of the shareholders through Postal Ballot.

Item No. 6

Sesa Sterlite Limited (SSL) being the flagship and holding company for various Subsidiaries/Wholly Owned Subsidiaries and associate companies, extends support in the form of investments, loans and corporate guarantees to the subsidiary companies.

As per Section 186 of the Companies Act, 2013, a Company can invest/provide loans/give guarantees upto 60% of its paid up share capital, free reserves and securities premium account or 100% of its free reserves and securities premium account, whichever is higher. Under the Companies Act, 2013 (‘Act’), investments, loans or guarantees given to even Wholly Owned Subsidiaries (WOSs) is included in the limits of Sec.186, i.e. inter-corporate loans, investments and guarantees. The only relaxation with respect to WOSs provided under Rule 11 of the Companies (Meetings of Board & its Power) Rules, 2014 is exemption from prior approval of shareholders required u/s 186(3) of the Act. Investments, loans and guarantees to WOSs was excluded u/s 372A of the Companies Act, 1956. On account of the above changes under the Companies Act, 2013 post April 2014, the Company does not have adequate limits u/s 186 of the Companies Act, 2013 and hence it is thought fit to take enabling resolution/approval of the shareholders so that the company can meet the fund requirements of its subsidiaries including WOSs, associate companies from time to time.

Thus it is proposed to authorise the Board of Directors of the Company to invest into securities of any body corporate and/or make loan(s) and/or give any guarantee(s)/provide any security(ies) in connection with loan(s) made upto Rs. 60,000 crores.

The Resolution as set out in item No. 6 of the Notice is placed for the approval of the Members through Postal Ballot.

Your Directors recommend the approval of proposed resolution by way of a Special Resolution.

None of the Directors, Managers and Key Managerial Personnel of the Company or their respective relatives are concerned or interested in the Resolution mentioned at Item No. 6 of the Notice.

Item No. 7

On the recommendation of the Nomination & Remuneration Committee, the Board of Directors of the Company, at its Board Meeting held on March 29, 2014, appointed Mr. Dindayal Jalan as an Additional Director and Whole-Time Director and Chief Financial Officer of the Company for the period from April 1, 2014 to September 30, 2014. The appointment of Mr. Jalan was approved by the shareholders of the Company in its 49th Annual General Meeting held on July 11, 2014.

Mr. Dindayal Jalan’s tenure ends on September 30, 2014 on account of superannuation.

The Company’s Nomination & Remuneration Committee (‘Committee’) in their meeting held on September 5, 2014 considered the re-appointment of Mr. Dindayal Jalan and considering his experience and contribution in the Company’s growth and also taking into account the need of the services of Mr. Jalan, recommended to the Board of Directors in its meeting held on September 5, 2014 for re-appointment of Mr. Dindayal Jalan as Whole-Time Director & Chief Financial Officer of the Company for a term of upto two years from October 1, 2014 to September 30, 2016. The recommendations of the Committee was accepted and approved by the Board in its meeting held on September 05, 2014.

Mr. Jalan joined erstwhile Sterlite Industries (India) Limited [SIIL], since then merged with the Company, as the President the Australian operations and was responsible for the business and operations of Copper Mines of Tasmania Pty Ltd.[CMT] and Thalanga Copper Mines Pty. Ltd. [TCM] from January 2001 to February 2002 before becoming Chief Financial Officer (Metals) of our Company. Mr. Jalan has been the Chief Financial Officer of Vedanta since October 2005. Mr. Jalan is also a Non-Executive Director of Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Vedanta Resources Jersey Limited, Vedanta Resources Jersey II Limited, Vedanta Investment Jersey Limited, Sesa Mining Corporation Limited (earlier Dempo Mining Corporation Private Limited), TCM, CMT, Sterlite Ports Limited, Sterlite Infraventures Limited, Paradip Multi Cargo Berth Private Limited, Vizag General Cargo Berth Private Limited, Maritime Ventures Private Limited, Twinstar Energy Holdings Limited, Twinstar Mauritius Holdings Limited, THL Zinc Ventures Limited, THL Zinc Limited and Pecvest 17 (Proprietary) Limited, South Africa, Vedanta Finance UK Limited, Konkola Copper Mines Plc, MALCO Energy Limited. Mr. Jalan is a member of the Stakeholders Relationship Committee of the Company.

Mr. Jalan has over 35 years of experience in finance, accounts, audit, taxation, secretarial and legal areas. Mr. Jalan also has experience working in mining, engineering and non-ferrous metals industries. Mr. Jalan is a Bachelor of Commerce and is a member of the Institute of Chartered Accountants of India.

Mr. Jalan is responsible for the finance, accounting, audit, taxation and secretarial functions of the Company and ensuring internal control, governance, risk and compliance. Mr. Jalan is also the ‘Occupier’ under Factories Act, 1948 and ‘Owner’ of mines under Mines Act, 1952.

Mr. Dindayal Jalan himself does not hold any shares in the Company and is not related to any of the Directors or Promoters of the Company.

The remuneration and other details of his contract proposed is within the norms to the Schedule V of the Companies Act, 2013 as amended and reproduced herebelow:

Components	Amount
Fixed Pay

Effective 1st October 2014 Fixed pay will be Rs 300 to Rs 500 lacs pa

(with such annual/special increments as may be decided by the Board or any Committee thereof in its absolute discretion from time to time)

Performance Pay	Upto a 150% of Fixed pay subject to achievement of performance targets. Annual Bonus scheme in line with company policy.
Stock Options	In line with Performance Share Plan scheme with value of grant upto 150% of fixed pay.
Additional HRA	Rs 9 Lacs pa or as approved by the Board or Committee from time to time will be paid till he is posted in New Delhi
Medical Reimbursement, Car Benefit & Club Membership Fees, Personal Accident/ Mediclaim Policy	As per company policy.

Post superannuation of Mr. Dindayal Jalan, he will be entitled for a fixed pay in the scale as proposed above and will also be entitled for variable component in the form of Performance Pay and Stock Options as may be recommended by the Committee and approved by the Board within the overall limit for Performance Pay upto 150% of Fixed Pay and for Stock Options upto 150% of Fixed Pay. The Remuneration of Mr. Jalan is in line with prevalent industry practice of having a fixed and variable component and the same would depend upon the individual as well as the Company’s performance. The proposed remuneration of Mr. Dindayal Jalan is in line with the prevailing remuneration in the industry of similar size for similarly placed persons.

Mr. Dindayal Jalan is interested in the Resolution, which if passed, will benefit him. No other Director, Manager, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Board of Directors of your Company recommends the Special Resolutions as set out in Item No. 7 in the accompanied notice for approval of the Shareholders through postal ballot.

Item No. 8

The Company appointed the following Whole Time Directors:-

SI.No.	Name	Designation	Effective Date of Appointment
1.	Mr. Navin Agarwal	Executive Chairman	17.08.2013
2.	Mr. Tarun Jain	Whole Time Director	01.04.2014
3.	Mr. Thomas Albanese	Whole Time Director & CEO	01.04.2014
4.	Mr. Dindayal Jalan	Whole Time Director & CFO	01.04.2014

The appointment of Mr. Navin Agarwal was approved by the shareholders through postal ballot dated January 21, 2014. The appointment of Mr. Tarun Jain, Mr. Thomas Albanese and Mr. Dindayal Jalan was approved by the shareholders in the 49th AGM of the Company held on July 11, 2014.

The Nomination and Remuneration Committee at its meeting dated July 29, 2014 recommended to the Board for increase in performance pay upto 150% (one hundred fifty percent) of the ‘total remuneration’ and stock options of Vedanta Resources Plc upto 150% (one hundred fifty percent) of the ‘total remuneration’. The ‘total remuneration’ referred above with respect to the Whole-Time Directors, will be remuneration excluding the performance pay and stock options. The performance pay and grant/vesting of stock options will be dependent upon the individual performance of the Whole Time Directors and the Company’s performance based on the criteria as determined by the Nomination & Remuneration Committee. The Board in its meeting held on July 29, 2014 accepted the recommendation of the Nomination & Remuneration Committee and approved the same for seeking the approval of the shareholders.

Globally the remuneration/compensation of the Whole Time Directors is a mix component of fixed and variable pay. The Company has aligned the compensation of the Whole Time Directors of the Company on similar lines. The actual payout of the performance pay/stock options will depend upon the performance of the comparator group of companies in India and globally.

The performance pay/stock options will be effective from the date of the appointment of the Whole Time Directors i.e. August 17, 2013 for Mr. Navin Agarwal and April 01, 2014 for Mr. Tarun Jain, Mr. Thomas Albanese and Mr. Dindayal Jalan.

Mr. Navin Agarwal, Mr. Tarun Jain, Mr. Thomas Albanese & Mr. Dindayal Jalan are interested in the Resolution, which if passed, will benefit them. No other Director, Manager, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Board of Directors of your Company recommends the Special Resolutions as set out in Item No. 8 in the accompanied notice for approval of the Shareholders through postal ballot.

Place : Mumbai	By Order of the Board of Directors
Dated: September 05, 2014

Rajiv Choubey
Company Secretary & AVP-Legal

Registered Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa – 403 001

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001

T +91-832 246 0600 F +91-832 246 0690 www.sesasterlite.com

email: comp.sect@vedanta.co.in CIN: L13209GA1965PLC000044

POSTAL BALLOT FORM

Serial No. :

1.	Name(s) of Member(s)/ Beneficial Owner(s) including Joint-holders if any (IN BLOCK LETTERS)	:

2.	Registered Address of the Sole/ First named Member(s)/Beneficial Owner(s)	:

3.	Registered Folio No. / DP ID No./ Client ID No.* (* Applicable to investors holding shares in dematerialised form)	:

4.	Number of Shares held	:

I/We hereby exercise my / our vote in respect of the Special Resolution(s) to be passed through postal ballot for the business stated in the Notice of postal ballot issued by the Company dated September 5, 2014 by sending my / our assent / dissent to the said resolution by placing the tick (P) mark at the appropriate box below: -

Sr. No.	Description	No. of Equity Shares	I/We assent to the resolution (FOR)	I/We dissent to the resolution (AGAINST)
1.	Special Resolution for increase in borrowing limits of the Company as per the provisions of Section 180 (1)(c) of the Companies Act, 2013
2.	Special Resolution for creation of charge / mortgage over the properties of the Company for the purpose of borrowing as per the provisions of Section 180(1)(a) of the Companies Act, 2013;
3.	Special Resolution for Private Placement of Non-Convertible Debentures (NCDs) or other Debt Securities;
4.	Special Resolution for issuance of Securities up to INR 6,000 crores;
5.	Special Resolution for Private Placement of Non-Convertible Debentures or other Debt Securities with warrants for up to INR 4,000 crores;
6.	Special Resolution for increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees;
7.	Special Resolution for re-appointment of Mr. Dindayal Jalan as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company; and
8.	Special Resolution for revision in the remuneration of the Whole Time Directors of the Company.

Place :
Date :	, 2014
Signature of the Shareholder

Note : Please return duly filed and signed postal ballot form in the envelope enclosed herewith

Details of e-voting

EVEN (E- Voting Event Number)	USER ID	PASSWORD/PIN

NOTE: Please read the instructions carefully printed overleaf before exercising your vote.

Instructions for voting in Physical Form

The shareholder(s) can opt only one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

1.	A member/ beneficial owner desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the scrutinizer in the attached self-addressed business reply envelope. Postage will be borne and paid by the company. However, envelopes containing postal ballots, if sent by courier at the expenses of the registered member/ beneficial owner will also be accepted.

2.	The self-addressed envelope bears the address of the scrutinizer appointed by the Board of Directors of the Company.

3.	This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named member/ beneficial owner and in his absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

4.	Please note that Postal Ballot shall not be signed by the proxy.

5.	Assent or dissent to the proposed resolution may be recorded by placing a tick mark (✓) in the appropriate column. The assent or dissent received in any other Form shall not be considered valid.

6.	The voting rights of Shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on the cut off date (record date) Friday, August 29, 2014.

7.	Incomplete, unsigned or incorrectly ticked Postal Ballot Form will be rejected.

8.	Duly completed Postal Ballot Form should reach the Company or the scrutinizer not later than the close of working hours on Friday, October 10, 2014. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the member/ beneficial owner has not been received.

9.	The results of the Voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Saturday, October 11, 2014, at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001.

10.	In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

11.	Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

12.	A member may request for duplicate postal ballot form, if so required. However, the duly filled in and signed duplicate postal ballot form should reach the Scrutinizer not later than the date specified in point no (8) above.

13.	Postal Ballot form received by fax will be rejected as if reply from the shareholder has not been received unless the original postal ballot form is received within prescribed time period.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot will be final.

15.	There will be one Postal Ballot for every Folio/Client ID.

16.	Members are requested to fill in the postal ballot form in indelible ink and not in any erasable writing mode.

17.	The voting period starts from Thursday, September 11, 2014 and ends on Friday, October 10, 2014.

Voting through electronic means

i.	In compliance with provisions of Section 108 of the Companies Act, 2013 and Rules made thereunder and Clause 35B of the Listing Agreement executed with the stock exchanges where the equity shares of the Company are listed, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

ii.	Members are informed that e-voting is optional and that they can opt for only one mode of voting i.e., either by physical postal ballot forms or e-voting. If the member opts for e-voting then they do not cast their vote through postal ballot form. If in case a member casts vote through postal ballot form and e-voting, then the e-voting cast of vote shall be considered valid, notwithstanding whichever option is exercised first.

The procedure and instructions for e-voting are as follows:

i.	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’

ii.	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your Folio/DP Client ID will be your User-ID.

User – ID

For Members holding shares in Demat Form:-

a)      For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

b)      For CDSL :- 16 digits beneficiary ID

For Members holding shares in Physical Form:-

•       Event no. followed by Folio Number registered with the company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii.	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

iv.	Members can cast their vote online from Thursday, September 11, 2014 (9.00 a.m.) and ends on Friday, October 10, 2014 (5.30 p.m.)

v.	After entering these details appropriately, click on “LOGIN”.

vi.	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z).one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vii.	You need to login again with the new credentials.

viii.	On successful login, system will prompt to select the ‘Event’ i.e., ‘Company Name’.

ix.	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any company, then your existing login id and password are to be used.

x.	On the voting page, you will see Resolution Description and against the same, the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’

xi.	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

xii.	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xiii.	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizersslt@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.